UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to                 .

Commission File Number 001-15577

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Qwest Savings & Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Qwest Communications International Inc.

1801 California Street, Denver, Colorado 80202

303-992-1400

REQUIRED INFORMATION

The Qwest Savings & Investment Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). As permitted by Item 4 of Form 11-K, the Plan has prepared the accompanying financial statements and schedule in accordance with the financial reporting requirements of ERISA.

Report of Independent Registered Public Accounting Firm

The Employee Benefits Committee

Qwest Communications International Inc.:

We have audited the accompanying statements of net assets available for benefits of the Qwest Savings & Investment Plan (the Plan) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with U. S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i-schedule of assets (held at end of year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management and has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

DENVER, COLORADO

June 25, 2008

QWEST SAVINGS & INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(Dollars in thousands)

	December 31,
	2007	2006
ASSETS
Investments, at fair value	$3,571,453	$3,532,250
Receivables:
Dividends, interest and other	2,922	2,427
Securities sold	3,765	243

Total receivables	6,687	2,670

Total assets	3,578,140	3,534,920

LIABILITIES
Accrued expenses	1,480	1,493
Payables for securities purchased	10,644	199

Total liabilities	12,124	1,692

Net assets available for benefits, at fair value	3,566,016	3,533,228
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(8,709)	5,715

Net assets available for benefits	$3,557,307	$3,538,943

The accompanying notes are an integral part of these financial statements.

QWEST SAVINGS & INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2007

(Dollars in thousands)

Additions:
Additions to net assets attributed to:
Investment income
Net appreciation in fair value of investments	$42,256
Interest	57,732
Dividends	6,917
Plan’s share of the income, expenses, and net appreciation in fair value of investments of the Qwest DB/DC Master Trust	8,255

115,160
Less investment expenses	(3,111)

112,049

Contributions:
Participants’	172,151
Employer’s	67,416

239,567
Proceeds from legal settlements	56,249

Total additions	407,865

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	385,692
Administrative expenses	3,405
Transfers, net and other	404

Total deductions	389,501

Net increase	18,364
Net assets available for benefits:
Beginning of year	3,538,943

End of year	$3,557,307

The accompanying notes are an integral part of these financial statements.

QWEST SAVINGS & INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2007 and 2006

Note 1: Plan Description

The following is a brief description of the Qwest Savings & Investment Plan (“QSIP” or the “Plan”) and provides general information only. Participants and all others should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was established to provide a convenient way for eligible employees to save on a regular and long-term basis. The Plan is a defined contribution plan and covers substantially all of the employees of Qwest Communications International Inc. and its subsidiaries (“Qwest” or the “Company”).

The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Benefits under the Plan are not insured or guaranteed by the Pension Benefit Guaranty Corporation.

Significant Plan Amendments

The Plan was amended and restated effective January 1, 2008 in the following respects:

•	Management participants may elect Roth 401(k) contributions;

•	The percentage of compensation eligible for deferral increased from 25% to 50%; and

•	The definition of compensation was revised to reflect that contract ratification bonuses are not considered eligible compensation used to calculate benefits.

The Plan was amended on December 13, 2006 in the following respects:

•	For distributions made from the Plan due to deaths occurring after March 31, 2007, non-spouse beneficiaries may elect direct rollovers of Plan balances to individual retirement accounts (IRAs);

•

Effective January 1, 2007, participants may repay a Plan loan in full at any time during the term of the loan; however, participants may not make a one-time loan payoff through payroll withholding; and

•

Effective January 1, 2007, the Plan clarifies that the Company’s Employee Benefits Committee or its delegates have the authority to use all lawful processes, including litigation, to recover overpayments to participants and beneficiaries.

Eligibility, Contributions, and Vesting

Management employees are eligible to enter the Plan immediately on their hire date and are automatically enrolled at 3% of their eligible compensation, which percentage they can change at any time. Occupational employees are eligible to enter the Plan after completion of three months of service with the Company. During 2006 and 2007, management and occupational employees could designate up to 25% of their eligible compensation as contributions to the Plan.

Management participant contributions, up to a maximum of 3% of eligible compensation, are matched by the Company at 100% beginning immediately upon a participant’s hire date. Occupational participant contributions, up to a maximum of 6% of eligible compensation, are matched by the Company at 81% beginning after a participant completes one year of service. The Company does not match management participant contributions in excess of 3% of eligible compensation and does not match occupational participant contributions in excess of 6% of eligible compensation.

A management participant is 100% vested in the Company’s matching contributions immediately upon entry into the Plan. An occupational participant becomes 100% vested in the Company’s matching contributions upon completion of three years of service with the Company. Participant contributions may be made on a pre-tax or after-tax basis, or on a combination of both. As provided in Section 402(g) of the Internal Revenue Code of 1986, as amended (“the Code”), pre-tax employee contributions were limited to $15,500 and $15,000 for the years ended December 31, 2007 and 2006, respectively.

All Company matching contributions have been designated as participant-directed for financial reporting purposes because participants have the ability to direct the investment of these contributions.

The Plan permits participants who have reached age 50 to make additional elective contributions up to certain annual maximum amounts established in the Code. The maximum amount for these additional participant elective contributions was $5,000 for the years ended December 31, 2007 and 2006.

Investment Advice

Participants have access to investment advice for directing their Plan investments through CitiStreet Advisors LLC.

Investment Options

Participants in the Plan may choose to invest their Plan accounts in a number of investment options. Below is a brief description of each of the investment options available as of December 31, 2007. These descriptions are not, and are not intended to be, complete descriptions of each investment option’s risk and investment objective and strategy. Participants have access to more complete descriptions of the investment options, including risk, through the Plan’s prospectus.

•

Interest Income Fund – This fund emphasizes relatively stable, predictable income by investing in high-quality investment contracts and other fixed income investments with a diversified group of insurance companies, banks and other financial institutions.

•

Bond Fund – This fund is designed to offer the investor long-term preservation of capital while providing greater current income and yield than stable value or money market funds by investing in a broadly diversified portfolio of fixed-income instruments of varying maturities using multiple investment managers.

•

Conservative Asset Allocation Fund – This fund sought to provide current income and short-term stability of capital by investing in a diverse mix of securities with a target mix of 40% in stocks and 60% in bonds. This investment option was discontinued on December 31, 2007.

•

Moderate Asset Allocation Fund – This fund provided an investor with a more balanced approach to income preservation and long-term growth potential by investing in a diverse mix of securities with a target mix of 60% in stocks and 40% in bonds. This investment option was discontinued on December 31, 2007.

•

Aggressive Asset Allocation Fund – This fund focused on long-term growth of capital by investing in a diverse mix of securities with a target mix of 80% in stocks and 20% in bonds. This investment option was discontinued on December 31, 2007.

•	U. S. Stock Fund – This fund seeks to provide long-term growth by mirroring both the composition and performance of the Standard & Poor’s 500 Index.

•	U.S. Small/Mid Cap Stock Fund – This fund seeks to provide long-term growth of capital by investing in small and mid-sized United States companies using multiple investment managers.

•

International Stock Fund – This fund seeks to provide long-term growth of capital and income by investing primarily in the stocks of companies domiciled outside the United States using multiple investment managers.

•

Qwest Shares Fund – This fund seeks to provide investment returns linked to the performance of Qwest common stock. This is an undiversified common stock investment. Concentrating investments in any undiversified investment, including common stock, is a high-risk investment strategy.

•

Personal Choice Retirement Account (“PCRA”) – This is a separate brokerage account made available through Charles Schwab & Company, Inc. and offers access to a wide range of investment opportunities including mutual funds and most common stocks and bonds listed on major United States exchanges.

Schedule I lists Plan assets held under these investment options as of December 31, 2007.

Loans

The Plan allows participants to borrow from their Plan accounts as provided in the Plan document. Loans are made available to participants based upon 50% of the participant’s vested account balance, less any portion allocated to an alternate payee, up to a maximum of $50,000. Except under certain provisions, Plan loans provide for periodic repayments over a period not to exceed five years (or fifteen years for residential loans) at an interest rate determined by the Company’s Employee Benefits Committee. Participants may also make lump-sum repayments at any time following the date of the issuance of the loan.

Trust and Recordkeeping Services

State Street Corporation is the Trustee for the Plan. CitiStreet LLC is the Recordkeeper for the Plan.

Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated November 24, 2004 that the Plan is qualified and that the trust established under the Plan is tax-exempt under the applicable sections of the Code.

The Plan has been amended since November 24, 2004. The Plan Administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Code, and, therefore, the Plan Administrator believes that the Plan continues to be qualified, and the related trust continues to be tax-exempt as of December 31, 2007.

Participant Accounts

Each participant’s Plan account is credited with the participant’s contributions, the Company’s matching contributions and investment gains and charged for investment losses and an allocable share of Plan expenses. Plan accounts are unit-valued on a daily basis.

Aggregate annual contributions under the Plan and all other defined contribution plans sponsored by the Company are limited to the lesser of the contribution limits as defined in the Plan, or the annual contributions limit pursuant to Section 415(c)(1)(A) of the Code of $45,000 and $44,000 for the years ended December 31, 2007 and 2006, respectively. Annual contributions are defined as participant’s contributions and the Company’s matching contributions.

Payment of Benefits

Upon retirement, termination of employment or death, each participant or beneficiary is entitled to receive amounts from the Plan in accordance with the terms of the Plan. Participants also may make in-service voluntary withdrawals and hardship withdrawals if certain criteria are met.

Benefit payments may be in the form of a lump sum or other distribution forms in accordance with the options provided in the terms of the Plan.

Note 2: Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared under the accrual method of accounting.

Participant Distributions

Participant distributions are recorded when paid.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires the Plan’s management to make certain estimates, judgments, and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements,” which is effective for the Plan beginning January 1, 2008 and provides a definition of fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements for future transactions. Plan management does not expect the adoption of this pronouncement to have a material impact on the Plan’s net assets available for benefits or the Plan’s changes in net assets available for benefits.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities,” which is effective for the Plan beginning January 1, 2009 and is intended to improve financial reporting through enhanced disclosures about derivative instruments and hedging activities. Plan management does not expect the adoption of this pronouncement to have a material impact on the Plan’s financial statements.

Investment Valuation and Income Recognition

Net realized and unrealized gains and losses are reflected in the statement of changes in net assets available for benefits as net appreciation in fair value of investments and are determined as the difference between fair value at the beginning of the year (or date purchased during the year) and selling price or year end fair value.

Dividend income is recorded on the ex-dividend date. Interest is accrued when earned. Purchases and sales of securities are recorded on a trade date basis.

The values of investments, including investments within the Qwest DB/DC Master Trust, are determined as follows: Qwest common stock is valued on the basis of the closing sales price as reported by the New York Stock Exchange on December 31, 2007 and 2006; and other securities listed on recognized United States and international stock exchanges are valued on the basis of the last published sales price on December 31, 2007 and 2006. If no sales were made on those dates, values are based on the price on the immediately preceding day on which sales were made.

Over-the-counter securities and government obligations are valued based on the bid prices on December 31, 2007 and 2006 from published sources where available and, if not available, from other sources considered reliable. The fair value of commingled funds is based on the quoted market prices of the underlying securities. If no sales were made on those dates, values are based on the price on the immediately preceding day on which sales were made.

The Plan has entered into six contracts with six banks or insurance companies. These contracts are included in the Interest Income Fund and are reported at the fair value of the underlying investments under the contract and adjusted to contract value through an additional line item on the statements of net assets available for benefits showing an adjustment for fully benefit-responsive investment contracts from fair value to contract value, calculated as principal plus reinvested interest. These contracts are fully benefit-responsive, meaning that the terms of the Plan allow for withdrawals from the investment contract at contract or book value for payment of participant initiated transactions.

Interest rates on the contracts are either fixed rates for the term of the contract or are reset quarterly or monthly based on the terms of the contract. The estimated fair value of the contracts was $740 million and $743 million as of December 31, 2007 and 2006, respectively. This compares to contract values of $731 million and $749 million as of December 31, 2007 and 2006, respectively. Investment contracts with fully benefit-responsive wrappers are reported together since the value of the wrappers is typically insignificant to the related underlying investment contracts. A wrapper is a contract issued by a bank or insurance company and backed by a portfolio of high-quality fixed income securities held in a trust. The contract requires the issuer to utilize book value accounting which absorbs market value fluctuations and provides participants with a stable return.

At December 31, 2007 and 2006, the average crediting interest rates on these contracts were 4.94% and 5.08%, respectively. For the years ended December 31, 2007 and 2006, the average annual yield earned on these contracts was 5.03% and 4.90%, respectively. All wrapper contracts provide for a minimum crediting rate of 0%.

Certain events limit the ability of the Plan to transact at contract value with the issuer. These events include: (1) termination of the Plan; (2) a material adverse change to the provisions of the Plan; (3) the Plan sponsor electing to withdraw from a wrapper contract in order to switch to a different investment provider; or (4) if the terms of a successor plan do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract. Management believes the events described above, which could result in the payment of benefits at market value rather than contract value, are not probable of occurring in the foreseeable future.

Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status, un-cured material breaches of responsibilities or material and adverse changes to the provisions of the Plan. If one of these events was to occur, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments.

Note 3: Investments

The following table presents investments that represent 5% or more of the Plan’s net assets:

	December 31, 2007	December 31, 2006
	(Dollars and shares in thousands)
Barclays Global Investors Equity Index Fund, 44,474 and 46,836 shares, respectively	$973,089	$970,437
Qwest Communications International Inc., 47,682 and 54,608 shares of common stock, respectively	334,254	457,072
Barclays Global Investors Active International Equity Fund, 10,460 shares	251,660	**

**	Investment not in excess of 5% at respective date.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Year Ended December 31, 2007
(Dollars in thousands)
Qwest Common Stock	$(62,522)
Other Marketable Securities *	9,626
PCRA	13,551
Commingled Funds **	81,601

Net appreciation in fair value of investments	$42,256

*	Includes corporate bonds, US Government obligations, and other marketable securities.

**	Includes Capital Guardian International Equity Fund, UBS Global Equity Fund, Barclays Global Active International Equity Fund, and Barclays Global Investors Equity Index Fund.

Note 4: Master Trust Investment

The Qwest DB/DC Master Trust (“MT”) is a trust that was established by Qwest Asset Management Company (“QAM”) as named fiduciary for investments in the Plan and the Qwest Pension Plan (the “Pension Plan”). The MT investment is included in the U.S. Small/Mid Cap Stock Fund and International Stock Fund investment options for participants. The trustee is Mellon Trust of New England, N.A.

The Plan’s interest in the assets of the MT is included in the accompanying statements of net assets available for benefits. A summary of the assets of the MT is as follows:

	December 31, 2007	December 31, 2006
	(Dollars in thousands)
Investments, at fair value:
Common collective trusts	$6,680	$6,889
Corporate stock	430,593	436,503
Interest-bearing cash	7,787	3,220
Other investments	130	217

Total investments, at fair value	445,190	446,829
Interest and dividends receivable	719	748
Net pending security trades payable	(162)	(5,777)
Administrative and investment expenses payable	(447)	(717)

Net assets of the MT	$445,300	$441,083

At the end of 2006 and throughout 2007, the Plan owned 100% of the interest in the net assets of the MT. During 2006, QAM revised the investment strategy for the Pension Plan such that the Pension Plan’s participation in the MT was no longer necessary. The Pension Plan may participate in the MT in future years should QAM determine that the MT provides an appropriate investment vehicle for Pension Plan assets.

The fair value of the Plan’s interest in the MT is based on the value of the Plan’s interest in the MT at the beginning of the year, plus actual contributions and allocated investment income, and less actual distributions and allocated administrative expenses. The MT’s net investment results and administrative expenses are allocated to the participating plans in proportion to each plan’s relative share of the fair value of net assets of the MT at each allocation date. The amounts allocable for the year are as follows:

Year Ended December 31, 2007
(Dollars in thousands)
Investment income:
Net appreciation in fair value of investments	$388
Interest, dividends and other income	9,581

Net investment gain	9,969
Administrative and investment expenses	(1,714)

Net investment income	$8,255

The Plan’s share of the MT’s net investment income was $8.255 million for the year ended December 31, 2007.

The net appreciation in fair value of investments in the MT includes net gains on corporate stock and other investments.

Note 5: Forfeitures

When certain participants terminate employment with the Company, they forfeit any non-vested portion of their Plan account that represents past Company matching contributions. Forfeited participant balances are used to reduce future Company contributions or to pay administrative expenses of the Plan. For the year ended December 31, 2007, forfeitures of approximately $83,000 were used to reduce employer contributions.

Company contributions for the year ended December 31, 2007 are shown net of forfeitures applied. Unapplied forfeitures were approximately $45,000 and $14,000 as of December 31, 2007 and 2006, respectively.

Note 6: Plan Termination

In the event that the Plan is terminated, subject to compliance with certain conditions set forth by ERISA, the Plan provides that participant accounts that are less than 100% vested will become 100% vested and that the net assets will be distributed to account owners in an amount equal to their respective interests in those assets.

Note 7: Reconciliation of Financial Statements to Form 5500

For Form 5500 purposes, amounts allocated to withdrawing participants are recorded for benefit claims that have been processed and approved for payment prior to the respective period end, but not yet paid as of that date. However, in accordance with GAAP, benefit withdrawals are recorded when paid. Fully benefit-responsive investment contracts are reported at fair value on Form 5500 and at contract value on the financial statements.

The following is a reconciliation of net assets available for benefits and benefits paid to participants per the financial statements to net assets available for benefits per Form 5500 as of December 31, 2007 and 2006:

	December 31, 2007	December 31, 2006
	(Dollars in thousands)
Net assets available for benefits per the financial statements	$3,557,307	$3,538,943
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	8,709	(5,715)
Less amounts allocated to withdrawing participants	(1,683)	(2,789)

Net assets available for benefits per Form 5500 (unaudited)	$3,564,333	$3,530,439

The following is a reconciliation of investment income per the financial statements to investment income per Form 5500 for the year ended December 31, 2007:

Year Ended December 31, 2007
(Dollars in thousands)
Investment income per the financial statements	$112,049
Add investment expenses	3,111
Add adjustment from fair value to contract value for fully benefit-responsive investment contracts	14,424

Investment income per Form 5500 (unaudited)	$129,584

The following is a reconciliation of participant distributions per the financial statements to participant distributions per Form 5500 for the year ended December 31, 2007:

Year Ended December 31, 2007
(Dollars in thousands)
Participant distributions per the financial statements	$385,692
Add amounts allocated to withdrawing participants at end of period	1,683
Less amounts allocated to withdrawing participants at beginning of period	(2,789)

Participant distributions per Form 5500 (unaudited)	$384,586

Note 8: Plan Expenses

Plan expenses are generally paid by the Plan with the exception of certain expenses incurred by Qwest related to Plan design and corporate functions, which are paid for by Qwest.

Note 9: Related-Party Transactions

The Plan invests in certain common collective trusts managed by the Plan’s various investment managers; therefore, these transactions qualify as party-in-interest transactions. The Plan reimbursed Qwest approximately $441,000 for certain qualifying administrative expenses in 2007. In addition, the Plan has significant investments in Qwest common stock, which qualify as party-in-interest transactions. These transactions are covered by exemptions and are allowed under federal laws and regulations.

Note 10: Legal Settlements

The Plan received $56.249 million in 2007 related to the settlement of certain legal matters. This amount includes: (1) distributions pursuant to the Fair Fund provision of the Sarbanes-Oxley Act of 2002 in connection with Securities and Exchange Commission settlements involving the Company and others formerly affiliated with the Company or its subsidiaries; and (2) amounts received as a result of the Plan’s participation as a class member in two class action lawsuits that were pending against Qwest (referred to in our previous public filings as the Consolidated ERISA action and Brody v. Hellman, et al).

Note 11: Concentrations, Risks and Uncertainties

The Plan has a significant concentration of investments in Qwest common stock. The decrease in the value of the Qwest common stock held by the Plan was $63 million for the year ended December 31, 2007. Qwest is involved in various legal matters that are more fully described in its public filings. Qwest can give no assurance as to the impact on Qwest’s financial results or financial condition that may ultimately result from these matters. The ultimate outcomes of these matters are still uncertain, and substantial settlements or judgments in these matters could have a significant impact on Qwest. The magnitude of such settlements or judgments resulting from these matters could materially and adversely affect Qwest’s and the Plan’s financial condition. While Qwest continues to defend vigorously against these legal matters, these matters present significant risk to Qwest and therefore to the value of the Plan assets invested in Qwest stock.

The Plan is a class member in a class action lawsuit pending against Qwest (In re Qwest Communications International Inc. Securities Litigation). An independent fiduciary has been retained to act on behalf of the Plan with respect to the Plan’s participation in the settlement of this action. The independent fiduciary has determined that it is in the best interests of the Plan to participate in the settlement. In September 2006, the federal district court in Colorado issued an order approving a proposed settlement on behalf of purchasers of Qwest’s publicly traded securities between May 24, 1999 and July 28, 2002. If implemented, the settlement will resolve and release the individual claims of the class representatives and the claims of the settlement class they represent against Qwest and all defendants except Joseph Nacchio, Qwest’s former chief executive officer, and Robert Woodruff, Qwest’s former chief financial officer. Messrs. Nacchio and Woodruff appealed that order to the United States Court of Appeals for the Tenth Circuit. In addressing that appeal, a panel of Tenth Circuit judges held that the federal district court order overruling Nacchio and Woodruff’s objections to the settlement was not sufficiently specific, and it remanded the case to the district court with instructions to consider certain issues and to provide a more detailed explanation for its earlier decision overruling those objections. The ultimate outcome of this appeal is uncertain and could result in the payment of additional monies by Qwest in connection with indemnification claims by Messrs. Nacchio and Woodruff. More information about this matter can be found in Qwest’s public filings.

As described in Note 1, the Plan provides participants with various investment options. Investment securities, in general, are exposed to various risks, such as significant world events, interest rate, credit, foreign currency, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and that these changes could materially affect the amounts reported in the statements of net assets available for benefits.

The Plan invests in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate, delinquencies and defaults, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

The Plan invests in certain commingled funds, separate accounts and mutual funds. These funds may invest in derivative securities, including but not limited to futures, options, swaps and forward contracts. These derivative securities are primarily used for the purpose of managing currency risk, gaining market exposure, and reducing transaction costs. Credit risk exists with respect to certain of these instruments.

Qwest Savings & Investment Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2007

Schedule I

Name of Issue, Borrower, Lessor or Similar Party	Description of Investment		Shares or Units	Fair Value
* QWEST COMMUNICATIONS INTL INC	COMMON STOCK (COST OF $844,963,965.40)		47,682,385	$334,253,519
BGI ACTIVE INL EQUITY FUND	Commingled Fund		10,459,699	251,660,368
ABBOTT LABORATORIES	Corporate Debt Obligation	6.15% 30 Nov 2037	145,000	153,000
ADVANTA BUSINESS CARD MASTER	Corporate Debt Obligation	5.3% 21 May 2012	440,000	446,188
AETNA INC NEW	Corporate Debt Obligation	6.75% 15 Dec 2037	850,000	847,872
AIG SUNAMERICA GLOBAL FING X	Corporate Debt Obligation	6.9% 15 Mar 2032	425,000	467,089
ALLIED CAP CORP	Corporate Debt Obligation	6% 01 Apr 2012	205,000	205,374
AMERICAN CAP STRATEGIES LTD	Corporate Debt Obligation	6.85% 01 Aug 2012	395,000	393,511
AMERICAN EXPRESS BK	Corporate Debt Obligation	5.55% 17 Oct 2012	705,000	717,380
AMERICAN EXPRESS CENTURION BK	Corporate Debt Obligation	5.55% 17 Oct 2012	1,050,000	1,068,438
AMERICAN EXPRESS CR ACCOUNT	Corporate Debt Obligation	4.35% 15 Dec 2011	395,000	395,882
AMERICAN GEN FIN CORP	Corporate Debt Obligation	6.9% 15 Dec 2017	115,000	115,115
AMERICAN HOME PRODS CORP	Corporate Debt Obligation	6.7% 15 Mar 2011	150,000	159,827
AMERICAN INTL GROUP INC	Corporate Debt Obligation	5.375% 18 Oct 2011	335,000	340,343
AMERICAN INTL GROUP INC	Corporate Debt Obligation	6.25% 01 May 2036	100,000	100,519
ASSURANT INC	Corporate Debt Obligation	6.75% 15 Feb 2034	160,000	155,965
AT+T INC	Corporate Debt Obligation	6.3% 15 Jan 2038	460,000	467,357
AT+T INC	Corporate Debt Obligation	6.8% 15 May 2036	460,000	497,760
AT+T INC	Corporate Debt Obligation	6.3% 15 Jan 2038	525,000	533,396
AT+T WIRELESS SVCS INC	Corporate Debt Obligation	7.875% 01 Mar 2011	275,000	297,816
BA CR CARD TR	Corporate Debt Obligation	5.59% 17 Nov 2014	295,000	306,484
BANC AMER COML MTG INC	Corporate Debt Obligation	5.352573% 10 Sep 2047	485,000	471,699
BANK AMER CORP	Corporate Debt Obligation	5.75% 01 Dec 2017	185,000	185,424
BANK AMER CORP	Corporate Debt Obligation	6.5% 15 Sep 2037	580,000	586,044
BANK AMER CORP	Corporate Debt Obligation	5.75% 01 Dec 2017	390,000	390,895
BANK NEW YORK INC MEDIUM	Corporate Debt Obligation	4.95% 01 Nov 2012	1,215,000	1,214,987
BANK OF NEW YORK	Corporate Debt Obligation	5.41% 15 May 2009	205,000	203,358
BANK ONE CORP	Corporate Debt Obligation	5.25% 30 Jan 2013	235,000	234,309
BANK ONE ISSUANCE TR	Corporate Debt Obligation	3.94% 16 Apr 2012	695,000	693,051
BEAR STEARNS COML MTG SECS	Corporate Debt Obligation	5.2872% 12 Oct 2042	805,000	805,260
BEAR STEARNS COML MTG SECS	Corporate Debt Obligation	1% 11 Sep 2042	965,000	982,577
BLACKROCK INC	Corporate Debt Obligation	6.25% 15 Sep 2017	230,000	236,769
BOARDWALK PIPELINES LLC	Corporate Debt Obligation	5.875% 15 Nov 2016	150,000	153,576
BOTTLING GROUP LLC	Corporate Debt Obligation	4.625% 15 Nov 2012	205,000	205,654
BROADRIDGE FINL SOLUTIONS INC	Corporate Debt Obligation	6.125% 01 Jun 2017	200,000	197,656
BURLINGTON NORTHERN SANTA FE	Corporate Debt Obligation	7.29% 01 Jun 2036	85,000	94,852
CAPITAL AUTO RECEIV TR 2007 2	Corporate Debt Obligation	5.39% 15 Feb 2014	845,000	857,620
CAPITAL AUTO RECEIVABLES ASST	Corporate Debt Obligation	4.86% 15 May 2014	430,000	435,081
CAPITAL ONE MULTI ASSET EXECUT	Corporate Debt Obligation	5.65% 15 Jul 2020	1,050,000	1,073,118
CAPITAL ONE PRIME AUTO RECEIVA	Corporate Debt Obligation	5.47% 15 Jun 2011	1,475,000	1,484,911
CATERPILLAR FINL SVCS	Corporate Debt Obligation	4.85% 07 Dec 2012	330,000	330,570
CATERPILLAR FINL TR	Corporate Debt Obligation	5.57% 25 May 2010	674,248	678,516
CHASE AUTO OWNER TR	Corporate Debt Obligation	5.36% 15 Jan 2013	360,000	364,286
CHASE ISSUANCE TR	Corporate Debt Obligation	4.65% 17 Dec 2012	955,000	959,937
CHASE ISSUANCE TR	Corporate Debt Obligation	4.96% 17 Sep 2012	1,125,000	1,143,255
CITIBANK CR CARD ISSUANCE TR	Corporate Debt Obligation	5.3% 20 May 2011	630,000	639,176
CITIBANK CR CARD ISSUANCE TR	Corporate Debt Obligation	5.5% 22 Jun 2012	655,000	673,140
CITIBANK CR CARD ISSUANCE TR	Corporate Debt Obligation	5.5% 22 Jun 2012	900,000	924,925
CITIBANK CR CARD ISSUANCE TR	Corporate Debt Obligation	4.75% 22 Oct 2012	435,000	441,209
CITIBANK CR CARD ISSUANCE TR	Corporate Debt Obligation	5.45% 10 May 2013	425,000	439,021
CITIBANK CR CARD ISSUANCE TR	Corporate Debt Obligation	5.7% 20 Sep 2019	730,000	741,863
CITIGROUP INC	Corporate Debt Obligation	5.1% 29 Sep 2011	390,000	392,172
CITIGROUP INC	Corporate Debt Obligation	5.3% 07 Jan 2016	525,000	514,823
CLEVELAND ELEC ILLUM CO	Corporate Debt Obligation	5.65% 15 Dec 2013	95,000	93,894
CLEVELAND ELEC ILLUM CO	Corporate Debt Obligation	5.95% 15 Dec 2036	80,000	73,205
CLOROX CO	Corporate Debt Obligation	4.2% 15 Jan 2010	105,000	103,792
CNH EQUIP TR 2007 C	Corporate Debt Obligation	5.42% 17 Mar 2014	510,000	522,431
COCA COLA CO	Corporate Debt Obligation	5.35% 15 Nov 2017	145,000	148,559
COCA COLA CO	Corporate Debt Obligation	5.35% 15 Nov 2017	525,000	537,885
COMCAST CABLE COMMUNICATIONS	Corporate Debt Obligation	7.125% 15 Jun 2013	580,000	620,057
COMCAST CORP NEW	Corporate Debt Obligation	5.85% 15 Nov 2015	285,000	287,046
COMCAST CORP NEW	Corporate Debt Obligation	5.85% 15 Nov 2015	380,000	382,728
COMMERCE GROUP INC MASS	Corporate Debt Obligation	5.95% 09 Dec 2013	430,000	443,074
CONAGRA INC	Corporate Debt Obligation	7.125% 01 Oct 2026	20,000	21,431
CONOCO FDG CO	Corporate Debt Obligation	7.25% 15 Oct 2031	270,000	315,860
CONSOLIDATED NAT GAS CO	Corporate Debt Obligation	5% 01 Dec 2014	90,000	86,518
COUNTRYWIDE FINL CORP	Corporate Debt Obligation	5.8% 07 Jun 2012	225,000	164,362
CREDIT SUISSE FIRST BOSTON MTG	Corporate Debt Obligation	3.861% 15 Mar 2036	265,783	263,648
CREDIT SUISSE FIRST BOSTON MTG	Corporate Debt Obligation	6.3% 15 Nov 2030	213,563	214,810
CREDIT SUISSE FIRST BOSTON MTG	Corporate Debt Obligation	6.38% 18 Dec 2035	1,047,533	1,087,589
CREDIT SUISSE FIRST BOSTON MTG	Corporate Debt Obligation	1% 15 Aug 2038	440,000	423,476

Name of Issue, Borrower, Lessor or Similar Party	Description of Investment		Shares or Units	Fair Value
CSX CORP	Corporate Debt Obligation	5.6% 01 May 2017	190,000	182,909
CVS CAREMARK CORP	Corporate Debt Obligation	5.75% 01 Jun 2017	215,000	216,384
DAIMLERCHRYSLER AUTOTR	Corporate Debt Obligation	2% 08 Mar 2013	435,000	438,969
DAIMLERCHRYSLER AUTOTR	Corporate Debt Obligation	2% 08 Mar 2013	825,000	832,526
DETROIT EDISON	Corporate Debt Obligation	6.19% 01 Mar 2013	1,025,000	1,055,306
DETROIT EDISON CO	Corporate Debt Obligation	5.7% 01 Oct 2037	80,000	75,187
DETROIT EDISON CO	Corporate Debt Obligation	6.625% 01 Jun 2036	35,000	37,012
DEVON FING CORP U L C	Corporate Debt Obligation	7.875% 30 Sep 2031	475,000	574,491
DLJ COML MTG CORP	Corporate Debt Obligation	7.34% 10 Sep 2009	996,127	1,032,850
DLJ COML MTG CORP	Corporate Debt Obligation	7.18% 10 Nov 2033	822,205	866,165
DOMINION RES INC VA NEW	Corporate Debt Obligation	1% 15 May 2008	145,000	145,320
DTE ENERGY CO	Corporate Debt Obligation	7.05% 01 Jun 2011	165,000	175,210
DUKE ENERGY CO	Corporate Debt Obligation	3.75% 05 Mar 2008	210,000	209,425
EMBARQ CORP	Corporate Debt Obligation	7.082% 01 Jun 2016	55,000	56,671
ENERGY TRANSFER PARTNERS LP	Corporate Debt Obligation	6.625% 15 Oct 2036	45,000	43,130
ENTERGY GULF STS RECON FDG I L	Corporate Debt Obligation	1% 01 Oct 2013	345,000	354,973
ERAC USA FIN CO	Corporate Debt Obligation	7% 15 Oct 2037	245,000	222,516
ERP OPER LTD PARTNERSHIP	Corporate Debt Obligation	7.57% 15 Aug 2026	30,000	31,087
EXELON GENERATION CO LLC	Corporate Debt Obligation	6.2% 01 Oct 2017	115,000	114,290
FALCONBRIDGE INC	Corporate Debt Obligation	7.25% 15 Jul 2012	165,000	178,916
FEDERAL HOME LN MTG CORP	Corporate Debt Obligation	7.12% 25 Jun 2028	2,766	2,761
FEDERAL NATL MTG ASSN	Corporate Debt Obligation	5.5% 25 Feb 2030	302,647	306,765
FEDERATED RETAIL HLDGS INC	Corporate Debt Obligation	6.375% 15 Mar 2037	25,000	21,789
FMR CORP	Corporate Debt Obligation	7.49% 15 Jun 2019	115,000	138,485
FORD CR AUTO OWNER TR	Corporate Debt Obligation	5.4% 15 Aug 2011	1,075,000	1,084,406
FORD CREDIT AUTO OWNER TR	Corporate Debt Obligation	5.26% 15 Oct 2010	960,000	961,200
FOUR TIMES SQUARE TR	Corporate Debt Obligation	7.795% 15 Apr 2015	410,000	441,459
GE CAP CR CARD MASTER NT TR	Corporate Debt Obligation	5.08% 15 Sep 2012	770,000	780,829
GENERAL ELEC CAP CORP MTN	Corporate Debt Obligation	4.25% 13 Sep 2010	570,000	567,988
GENERAL ELEC CAP CORP MTN	Corporate Debt Obligation	5.5% 04 Jun 2014	330,000	340,497
GENERAL ELEC CAP CORP MTN	Corporate Debt Obligation	5.5% 04 Jun 2014	805,000	830,605
GENERAL ELEC CAP CORP MTN	Corporate Debt Obligation	5.4% 20 Sep 2013	160,000	163,727
GENERAL ELEC CAP CORP MTN	Corporate Debt Obligation	6.125% 22 Feb 2011	810,000	846,721
GENERAL MLS INC	Corporate Debt Obligation	5.65% 10 Sep 2012	240,000	243,916
GENERAL MLS INC	Corporate Debt Obligation	5.65% 10 Sep 2012	470,000	477,669
GENETECH INC	Corporate Debt Obligation	4.75% 15 Jul 2015	760,000	747,878
GMAC COML MTG SEC INC	Corporate Debt Obligation	5.785% 15 Nov 2039	969,996	982,450
GOLDMAN SACHS GROUP INC	Corporate Debt Obligation	4.75% 15 Jul 2013	160,000	156,719
GOLDMAN SACHS GROUP INC	Corporate Debt Obligation	6.75% 01 Oct 2037	345,000	342,424
GOLDMAN SACHS GROUP INC	Corporate Debt Obligation	6.75% 01 Oct 2037	500,000	489,889
GREAT RIV ENERGY	Corporate Debt Obligation	5.829% 01 Jul 2017	545,000	558,794
HARLEY DAVIDSON MOTORCYCLE	Corporate Debt Obligation	2% 15 Nov 2013	345,000	349,919
HARLEY DAVIDSON MOTORCYCLE TR	Corporate Debt Obligation	4.3% 15 May 2010	25,432	25,432
HARLEY DAVIDSON MOTORCYCLE TR	Corporate Debt Obligation	5.06% 15 Jun 2010	89,880	89,838
HARRIS CORP DEL	Corporate Debt Obligation	5.95% 01 Dec 2017	195,000	194,126
HOSPITALITY PPTYS TR	Corporate Debt Obligation	5.125% 15 Feb 2015	285,000	262,968
HOSPITALITY PPTYS TR	Corporate Debt Obligation	6.7% 15 Jan 2018	120,000	118,513
HRPT PPTYS TR	Corporate Debt Obligation	5.75% 01 Nov 2015	300,000	280,853
J P MORGAN CHASE COML MTG SEC	Corporate Debt Obligation	4.625% 15 Mar 2046	500,000	495,877
J P MORGAN CHASE COML MTG SECS	Corporate Debt Obligation	5.134% 15 May 2047	470,000	460,365
JANUS CAPITAL GROUP INC	Corporate Debt Obligation	6.7% 15 Jun 2017	240,000	247,183
JCP+L TRANSITION FDG II LLC	Corporate Debt Obligation	1% 05 Jun 2014	683,402	694,358
JEFFERIES GROUP INC NEW	Corporate Debt Obligation	6.25% 15 Jan 2036	110,000	98,325
JOHNSON + JOHNSON	Corporate Debt Obligation	5.95% 15 Aug 2037	400,000	431,682
JP MORGAN CHASE	Corporate Debt Obligation	6.75% 01 Feb 2011	310,000	325,498
JP MORGAN CHASE BANK	Corporate Debt Obligation	6% 01 Oct 2017	345,000	350,872
JP MORGAN CHASE CAN CO	Corporate Debt Obligation	5.375% 01 Oct 2012	750,000	763,343
JP MORGAN CHASE COML MTG	Corporate Debt Obligation	1% 15 Aug 2042	710,000	700,962
KELLOGG CO	Corporate Debt Obligation	5.125% 03 Dec 2012	225,000	226,884
KELLOGG CO	Corporate Debt Obligation	6.6% 01 Apr 2011	425,000	450,356
KOHLS CORP	Corporate Debt Obligation	6.875% 15 Dec 2037	230,000	223,219
KRAFT FOODS INC	Corporate Debt Obligation	6% 11 Feb 2013	200,000	205,621
KRAFT FOODS INC	Corporate Debt Obligation	6.875% 01 Feb 2038	460,000	477,567
LEHMAN BROS HLDGS INC	Corporate Debt Obligation	6.75% 28 Dec 2017	190,000	195,833
LEHMAN BROTHERS HLDGS INC	Corporate Debt Obligation	5.75% 17 May 2013	185,000	186,026
LINCOLN NATL CORP IN	Corporate Debt Obligation	6.05% 20 Apr 2067	135,000	126,030
M + I MARSHALLL + ILSLEY BK	Corporate Debt Obligation	5.15% 22 Feb 2012	480,000	471,994
MACYS RETAIL HLDGS INC	Corporate Debt Obligation	5.875% 15 Jan 2013	235,000	230,211
MARATHON OIL CORP	Corporate Debt Obligation	6% 01 Oct 2017	200,000	203,667
MARKEL CORP	Corporate Debt Obligation	7.35% 15 Aug 2034	200,000	210,574
MASSMUTUAL GLOBAL FDG II MTN	Corporate Debt Obligation	3.5% 15 Mar 2010	530,000	524,716
MASSMUTUAL GLOBAL FGD II MTN	Corporate Debt Obligation	2.55% 15 Jul 2008	170,000	168,021
MBNA CR CARD MASTER NT TR	Corporate Debt Obligation	4.1% 15 Oct 2012	575,000	573,829
MBNA CR CARD MASTER NT TR	Corporate Debt Obligation	4.3% 15 Feb 2011	265,000	264,665
MBNA CR CARD MASTER NT TR	Corporate Debt Obligation	2.75% 15 Oct 2010	335,000	332,589
MBNA CR CARD MASTER NT TR	Corporate Debt Obligation	4.2% 15 Sep 2010	1,455,000	1,452,045
MBNA CR CARD MASTER NT TR	Corporate Debt Obligation	4.1% 15 Oct 2012	455,000	454,073
MBNA CR CARD MASTER NT TR	Corporate Debt Obligation	4.5% 15 Jan 2013	220,000	221,493
MCDONALDS CORP	Corporate Debt Obligation	5.8% 15 Oct 2017	190,000	196,722

Name of Issue, Borrower, Lessor or Similar Party	Description of Investment		Shares or Units	Fair Value
MCGRAW HILL COS INC	Corporate Debt Obligation	6.55% 15 Nov 2037	400,000	396,826
MERRILL LYNCH + CO INC	Corporate Debt Obligation	6.4% 28 Aug 2017	210,000	213,351
METLIFE INC	Corporate Debt Obligation	6.125% 01 Dec 2011	145,000	150,360
MIDAMERICAN ENERGY HLDGS CO	Corporate Debt Obligation	6.5% 15 Sep 2037	440,000	459,486
MIDAMERICAN FDG LLC	Corporate Debt Obligation	6.927% 01 Mar 2029	465,000	512,663
MORGAN STANLEY	Corporate Debt Obligation	5.95% 28 Dec 2017	465,000	464,668
MORGAN STANLEY CAP I TR	Corporate Debt Obligation	5.907456% 15 Oct 2042	555,000	564,819
MORGAN STANLEY CAP I TR	Corporate Debt Obligation	5.811003% 12 Aug 2041	635,000	642,842
MORGAN STANLEY GROUP INC	Corporate Debt Obligation	5.25% 02 Nov 2012	925,000	924,692
NATIONWIDE BLDG SOC	Corporate Debt Obligation	4.25% 01 Feb 2010	305,000	304,723
NATIONWIDE FINL SVSC INC	Corporate Debt Obligation	6.75% 15 May 2067	325,000	299,358
NEW YORK LIFE GLOBAL FDG	Corporate Debt Obligation	5.25% 16 Oct 2012	540,000	552,517
NEW YORK LIFE INS CO	Corporate Debt Obligation	5.875% 15 May 2033	250,000	245,614
NEWS AMER INC	Corporate Debt Obligation	6.65% 15 Nov 2037	80,000	82,518
NEWS AMER INC	Corporate Debt Obligation	6.65% 15 Nov 2037	675,000	696,246
NEXTEL COMMUNICATIONS INC	Corporate Debt Obligation	6.875% 31 Oct 2013	275,000	270,909
NISOURCE FIN CORP	Corporate Debt Obligation	6.4% 15 Mar 2018	225,000	224,494
NISSAN AUTO LEASE TR	Corporate Debt Obligation	5.11% 15 Mar 2010	685,000	688,025
NORDSTROM INC	Corporate Debt Obligation	1% 15 Jan 2038	410,000	422,479
ONCOR ELEC DELIVERY CO	Corporate Debt Obligation	6.375% 01 May 2012	270,000	281,073
PACIFIC GAS + ELEC CO	Corporate Debt Obligation	5.625% 30 Nov 2017	425,000	426,287
PACIFICORP	Corporate Debt Obligation	6.25% 15 Oct 2037	165,000	170,394
PANHANDLE EASTN PIPE LINE CO	Corporate Debt Obligation	6.2% 01 Nov 2017	220,000	217,055
PECO ENERGY TRANS TR	Corporate Debt Obligation	6.13% 01 Mar 2009	622,035	625,723
PECO ENERGY TRANSITION TR	Corporate Debt Obligation	6.52% 31 Dec 2010	285,000	302,164
PECO ENERGY TRANSITION TR	Corporate Debt Obligation	6.52% 31 Dec 2010	525,000	556,618
PECO ENERGY TRANSITION TRUST	Corporate Debt Obligation	7.65% 01 Mar 2010	480,000	502,888
PEMEX PROJ FDG MASTER TR	Corporate Debt Obligation	6.625% 15 Jun 2035	35,000	36,891
PEPCO HOLDINGS INC	Corporate Debt Obligation	6.125% 01 Jun 2017	190,000	193,260
PG+E ENERGY RECOVERY FDG LLC	Corporate Debt Obligation	4.85% 25 Jun 2011	448,135	448,919
PHOENIX LIFE INS CO	Corporate Debt Obligation	7.15% 15 Dec 2034	135,000	147,179
PNC FDG CORP	Corporate Debt Obligation	4.2% 10 Mar 2008	360,000	359,463
POPULAR NORTH AMER INC	Corporate Debt Obligation	5.65% 15 Apr 2009	345,000	348,377
PPL ELEC UTILS CORP	Corporate Debt Obligation	6.45% 15 Aug 2037	70,000	71,281
PROCTER + GAMBLE CO	Corporate Debt Obligation	8% 01 Sep 2024	185,000	234,863
PROCTER + GAMBLE CO	Corporate Debt Obligation	5.55% 05 Mar 2037	1,090,000	1,096,200
PROGRESS ENERGY	Corporate Debt Obligation	6.85% 15 Apr 2012	140,000	149,861
PRUDENTIAL FINL INC	Corporate Debt Obligation	6.1% 15 Jun 2017	265,000	266,549
QUEST DIAGNOSTICS INC	Corporate Debt Obligation	6.4% 01 Jul 2017	230,000	237,759
REGIONS FINL CORP NEW	Corporate Debt Obligation	4.5% 08 Aug 2008	255,000	254,009
RSB BONDCO LLC	Corporate Debt Obligation	5.469% 01 Oct 2014	1,350,000	1,387,758
RUSSELL CO	Corporate Debt Obligation	5.625% 15 Jan 2009	1,000,000	1,007,166
SAFEWAY INC	Corporate Debt Obligation	4.95% 16 Aug 2010	60,000	60,315
SCHERING PLOUGH CORP	Corporate Debt Obligation	1% 01 Dec 2013	120,000	121,413
SCHERING PLOUGH CORP	Corporate Debt Obligation	6% 15 Sep 2017	155,000	160,585
SIMON PPTY GROUP INC NEW	Corporate Debt Obligation	3.75% 30 Jan 2009	95,000	93,747
SLM CORP	Corporate Debt Obligation	5.375% 15 May 2014	25,000	22,227
SOUTHERN UN CO NEW	Corporate Debt Obligation	7.6% 01 Feb 2024	75,000	78,835
SOVEREIGN BANCORP INC	Corporate Debt Obligation	4.8% 01 Sep 2010	240,000	239,104
SUNTRUST BKS INC	Corporate Debt Obligation	5.25% 05 Nov 2012	425,000	428,232
TARGET CORP	Corporate Debt Obligation	6.5% 15 Oct 2037	585,000	587,984
TCA CABLE TV INC	Corporate Debt Obligation	6.53% 01 Feb 2028	155,000	153,000
TEXTRON FINL CORP	Corporate Debt Obligation	5.125% 01 Nov 2010	150,000	152,972
TIAA GLOBAL MKTS INC	Corporate Debt Obligation	5.125% 10 Oct 2012	850,000	866,376
TIME WARNER COS INC	Corporate Debt Obligation	6.95% 15 Jan 2028	360,000	367,355
TOYOTA MTR CR CORP	Corporate Debt Obligation	5.45% 18 May 2011	455,000	473,706
TRANSOCEAN INC	Corporate Debt Obligation	6.8% 15 Mar 2038	240,000	244,884
TRAVELERS COS INC	Corporate Debt Obligation	6.25% 15 Jun 2037	685,000	663,499
TXU ELEC DELIVERY TRANSITION	Corporate Debt Obligation	3.52% 15 Nov 2011	484,547	479,894
TYCO INTL GROUP S A	Corporate Debt Obligation	6.875% 15 Jan 2029	25,000	25,319
UNION ELEC CO	Corporate Debt Obligation	5.25% 01 Sep 2012	290,000	294,174
UNION PAC CORP	Corporate Debt Obligation	5.45% 31 Jan 2013	650,000	655,669
UNITED TECHNOLOGIES CORP	Corporate Debt Obligation	5.375% 15 Dec 2017	55,000	55,480
UNITED TECHNOLOGIES CORP	Corporate Debt Obligation	5.375% 15 Dec 2017	725,000	731,326
UNITEDHEALTH GROUP INC	Corporate Debt Obligation	6.625% 15 Nov 2037	185,000	187,769
UNITEDHEALTH GROUP INC	Corporate Debt Obligation	6.625% 15 Nov 2037	520,000	527,784
USAA AUTO OWNER TR	Corporate Debt Obligation	4.7% 15 May 2012	595,000	595,455
USAA AUTO OWNER TR	Corporate Debt Obligation	5.43% 17 Oct 2011	805,000	811,541
USAA AUTO OWNER TR	Corporate Debt Obligation	5.01% 15 Jun 2011	575,000	577,555
V F CORP	Corporate Debt Obligation	5.95% 01 Nov 2017	175,000	175,879
VERIZON NEW ENG INC	Corporate Debt Obligation	6.5% 15 Sep 2011	125,000	131,251
VIACOM INC NEW	Corporate Debt Obligation	6.125% 05 Oct 2017	255,000	254,989
VOLKSWAGEN AUTO LEASE TR	Corporate Debt Obligation	5.54% 20 Apr 2011	405,000	407,278
WACHOVIA BK NATL ASSN	Corporate Debt Obligation	5.85% 01 Feb 2037	615,000	554,197
WAL MART STORES INC	Corporate Debt Obligation	4.55% 01 May 2013	345,000	343,369
WAL MART STORES INC	Corporate Debt Obligation	5.25% 01 Sep 2035	355,000	314,890
WASHINGTON REAL ESTATE INVT TR	Corporate Debt Obligation	5.35% 01 May 2015	295,000	286,238
WEATHERFORD INTL INC NEW	Corporate Debt Obligation	6.35% 15 Jun 2017	190,000	196,395
WELLS FARGO + CO NEW	Corporate Debt Obligation	5.625% 11 Dec 2017	90,000	90,055

Name of Issue, Borrower, Lessor or Similar Party	Description of Investment		Shares or Units	Fair Value
WELLS FARGO + CO NEW	Corporate Debt Obligation	5% 15 Nov 2014	110,000	108,940
WELLS FARGO + CO NEW	Corporate Debt Obligation	4.95% 16 Oct 2013	650,000	645,394
WPP FDG LLC	Corporate Debt Obligation	4.46% 27 Dec 2010	740,000	741,272
WYNDHAM WORLDWIDE CORP	Corporate Debt Obligation	6% 01 Dec 2016	60,000	56,904
FANNIE MAE	Federal Agency Obligation	3.875% 10 Dec 2009	1,055,000	1,060,701
FANNIE MAE	Federal Agency Obligation	5.375% 12 Jun 2017	295,000	313,371
FED HM LN PC POOL 1J0244	Federal Agency Obligation	1% 01 Jan 2037	718,611	728,368
FED HM LN PC POOL 1J1262	Federal Agency Obligation	1% 01 Jan 2036	461,167	466,408
FED HM LN PC POOL 1J1548	Federal Agency Obligation	1% 01 Mar 2037	494,282	502,841
FED HM LN PC POOL 847498	Federal Agency Obligation	4.49% 01 Jun 2034	339,009	337,338
FED HM LN PC POOL 847604	Federal Agency Obligation	1% 01 Nov 2035	735,171	739,065
FED HM LN PC POOL A46092	Federal Agency Obligation	5% 01 Jul 2035	1,324,304	1,292,962
FED HM LN PC POOL A61373	Federal Agency Obligation	5% 01 Apr 2036	718,940	702,254
FED HM LN PC POOL A62341	Federal Agency Obligation	5% 01 Jun 2037	1,476,300	1,440,497
FED HM LN PC POOL A64391	Federal Agency Obligation	6% 01 Aug 2037	313,274	317,953
FED HM LN PC POOL A64578	Federal Agency Obligation	5.5% 01 Aug 2037	492,751	491,734
FED HM LN PC POOL A68726	Federal Agency Obligation	6.5% 01 Nov 2037	359,999	370,056
FED HM LN PC POOL C01416	Federal Agency Obligation	7% 01 Sep 2032	364,572	381,927
FED HM LN PC POOL C01437	Federal Agency Obligation	7% 01 Oct 2032	338,769	354,896
FED HM LN PC POOL C03027	Federal Agency Obligation	6% 01 Sep 2037	804,087	816,095
FED HM LN PC POOL E96854	Federal Agency Obligation	4% 01 Jun 2018	485,987	468,098
FED HM LN PC POOL G01704	Federal Agency Obligation	5.5% 01 Jul 2033	1,841,992	1,843,451
FED HM LN PC POOL G01705	Federal Agency Obligation	5.5% 01 Jun 2034	1,474,379	1,475,529
FED HM LN PC POOL G01737	Federal Agency Obligation	5% 01 Dec 2034	1,930,736	1,885,924
FED HM LN PC POOL G01813	Federal Agency Obligation	5% 01 Apr 2035	611,286	597,098
FED HM LN PC POOL G01839	Federal Agency Obligation	5% 01 Jun 2035	963,835	941,464
FED HM LN PC POOL G01894	Federal Agency Obligation	5% 01 Jul 2035	589,788	576,099
FED HM LN PC POOL G02033	Federal Agency Obligation	0.99% 25 Jan 2035	1,130,539	1,197,976
FED HM LN PC POOL G02274	Federal Agency Obligation	5% 01 Jul 2036	578,292	564,368
FED HM LN PC POOL G02740	Federal Agency Obligation	5.5% 01 Mar 2036	1,210,592	1,208,562
FED HM LN PC POOL G03248	Federal Agency Obligation	6% 01 Aug 2037	10,102,902	10,253,775
FED HM LN PC POOL G03458	Federal Agency Obligation	5.5% 01 Nov 2037	6,725,752	6,711,867
FED HM LN PC POOL G03512	Federal Agency Obligation	6% 01 Oct 2037	708,897	719,483
FED HM LN PC POOL G03581	Federal Agency Obligation	6% 01 Nov 2037	400,001	405,974
FED HM LN PC POOL G08062	Federal Agency Obligation	5% 01 Jun 2035	596,497	582,380
FED HM LN PC POOL G11690	Federal Agency Obligation	4% 01 Feb 2020	477,117	458,048
FED HM LN PC POOL G11817	Federal Agency Obligation	5.5% 01 Jan 2018	191,382	193,847
FED HM LN PC POOL G12021	Federal Agency Obligation	4% 01 May 2014	838,676	822,512
FED HM LN PC POOL G12022	Federal Agency Obligation	0.99% 01 Apr 2014	244,433	242,929
FED HM LN PC POOL G12024	Federal Agency Obligation	4.5% 01 Aug 2018	2,069,168	2,034,662
FED HM LN PC POOL G12033	Federal Agency Obligation	4.5% 01 Dec 2019	19,475	19,142
FED HM LN PC POOL G12034	Federal Agency Obligation	1% 01 May 2021	205,255	197,051
FED HM LN PC POOL G12080	Federal Agency Obligation	0.99% 01 Dec 2034	825,042	811,284
FED HM LN PC POOL M80789	Federal Agency Obligation	5% 01 Jan 2010	611,541	622,998
FED HM LN PC POOL M80813	Federal Agency Obligation	4% 01 Apr 2010	970,075	954,877
FED HM LN PC POOL M80845	Federal Agency Obligation	4.5% 01 Sep 2010	497,218	497,288
FED HM LN PC POOL M90808	Federal Agency Obligation	4% 01 Apr 2008	779,311	775,893
FEDERAL HOME LN MTG	Federal Agency Obligation	5% 15 Mar 2029	590,000	590,500
FEDERAL HOME LN MTG CORP	Federal Agency Obligation	5.5% 18 Jul 2016	730,000	785,852
FEDERAL HOME LN MTG CORP	Federal Agency Obligation	5.5% 23 Aug 2017	845,000	906,662
FEDERAL HOME LN MTG CORP	Federal Agency Obligation	5.125% 18 Oct 2016	850,000	890,196
FEDERAL HOME LN MTG CORP	Federal Agency Obligation	4.875% 12 Sep 2008	410,000	411,667
FEDERAL HOME LN MTG CORP	Federal Agency Obligation	6% 15 Dec 2026	380,722	386,119
FEDERAL HOME LN MTG CORP	Federal Agency Obligation	1% 25 Apr 2016	271,866	278,833
FEDERAL HOME LN MTG CORP	Federal Agency Obligation	6% 15 Sep 2025	549,566	557,047
FEDERAL HOME LN MTG CORP	Federal Agency Obligation	5% 15 Dec 2022	1,005,000	1,004,696
FEDERAL HOME LN MTG CORP	Federal Agency Obligation	5.5% 15 May 2026	370,093	375,277
FEDERAL HOME LOAN MTG CO	Federal Agency Obligation	6% 15 Apr 2027	356,867	362,877
FEDERAL NATL MORTG ASSOC	Federal Agency Obligation	6% 25 Feb 2028	311,364	315,659
FEDERAL NATL MTG ASSN	Federal Agency Obligation	5% 16 Feb 2012	975,000	1,015,983
FEDERAL NATL MTG ASSN	Federal Agency Obligation	5% 25 May 2035	360,000	360,512
FEDERAL NATL MTG ASSN	Federal Agency Obligation	5.503% 25 Sep 2011	535,000	551,312
FHLMC TBA JAN 15 GOLD SINGLE	Federal Agency Obligation	5% 01 Dec 2099	800,000	800,750
FHLMC TBA JAN 15 GOLD SINGLE	Federal Agency Obligation	4.5% 01 Dec 2099	200,000	196,688
FHLMC TBA JAN 30 GOLD SINGLE	Federal Agency Obligation	5% 01 Dec 2099	1,000,000	975,625
FNMA TBA JAN 30 SINGLE FAM	Federal Agency Obligation	5.5% 01 Dec 2099	4,200,000	4,194,750
FNMA POOL 253635	Federal Agency Obligation	7% 01 Feb 2016	29,358	30,562
FNMA POOL 253643	Federal Agency Obligation	7.5% 01 Feb 2031	38,524	41,119
FNMA POOL 254261	Federal Agency Obligation	6.5% 01 Apr 2017	91,936	95,104
FNMA POOL 254548	Federal Agency Obligation	5.5% 01 Dec 2032	2,194,514	2,198,421
FNMA POOL 254626	Federal Agency Obligation	4.5% 01 Jan 2010	383,155	381,838
FNMA POOL 254681	Federal Agency Obligation	4.5% 01 Mar 2013	635,292	637,288
FNMA POOL 254693	Federal Agency Obligation	5.5% 01 Apr 2033	472,432	472,782
FNMA POOL 254836	Federal Agency Obligation	4% 01 Jul 2010	976,343	967,491
FNMA POOL 254918	Federal Agency Obligation	4.5% 01 Sep 2033	653,031	618,757
FNMA POOL 255274	Federal Agency Obligation	5% 01 Jun 2019	461,435	462,286
FNMA POOL 255276	Federal Agency Obligation	4% 01 Jun 2011	631,700	624,647
FNMA POOL 255492	Federal Agency Obligation	4% 01 Oct 2014	421,821	417,600
FNMA POOL 255900	Federal Agency Obligation	6% 01 Oct 2035	286,406	291,004

Name of Issue, Borrower, Lessor or Similar Party	Description of Investment		Shares or Units	Fair Value
FNMA POOL 256926	Federal Agency Obligation	6.5% 01 Oct 2037	908,150	933,520
FNMA POOL 357585	Federal Agency Obligation	4.5% 01 May 2011	533,364	529,442
FNMA POOL 512673	Federal Agency Obligation	7.5% 01 Sep 2029	10,597	11,328
FNMA POOL 535996	Federal Agency Obligation	7.5% 01 Jun 2031	113,555	121,206
FNMA POOL 545759	Federal Agency Obligation	6.5% 01 Jul 2032	956,920	989,272
FNMA POOL 545817	Federal Agency Obligation	6.5% 01 Aug 2032	849,756	878,485
FNMA POOL 545996	Federal Agency Obligation	7% 01 Aug 2032	430,687	453,891
FNMA POOL 555515	Federal Agency Obligation	6.5% 01 Dec 2017	13,477	13,955
FNMA POOL 555851	Federal Agency Obligation	6.5% 01 Jan 2033	820,790	848,765
FNMA POOL 555967	Federal Agency Obligation	5.5% 01 Nov 2033	989,326	990,059
FNMA POOL 555967	Federal Agency Obligation	5.5% 01 Nov 2033	1,635,324	1,636,536
FNMA POOL 609781	Federal Agency Obligation	6.5% 01 Sep 2016	386,775	398,212
FNMA POOL 634503	Federal Agency Obligation	6.5% 01 Mar 2017	44,220	45,744
FNMA POOL 655114	Federal Agency Obligation	7.5% 01 Aug 2032	6,660	7,090
FNMA POOL 670385	Federal Agency Obligation	6.5% 01 Sep 2032	532,203	550,342
FNMA POOL 687082	Federal Agency Obligation	5.5% 01 Jan 2018	230,770	235,871
FNMA POOL 708767	Federal Agency Obligation	4% 01 Jun 2018	206,710	198,938
FNMA POOL 725424	Federal Agency Obligation	5.5% 01 Apr 2034	706,819	707,343
FNMA POOL 725484	Federal Agency Obligation	7% 01 May 2034	687,660	724,709
FNMA POOL 735059	Federal Agency Obligation	4% 01 Nov 2019	3,284,895	3,166,074
FNMA POOL 735871	Federal Agency Obligation	5.5% 01 Jul 2035	1,048,078	1,048,136
FNMA POOL 745081	Federal Agency Obligation	1% 01 Jun 2034	1,619,951	1,582,870
FNMA POOL 745145	Federal Agency Obligation	4.5% 01 Dec 2020	525,357	518,790
FNMA POOL 745569	Federal Agency Obligation	4% 01 May 2016	796,029	789,920
FNMA POOL 745570	Federal Agency Obligation	4.5% 01 May 2016	568,197	570,001
FNMA POOL 745571	Federal Agency Obligation	4% 01 May 2021	3,181,809	3,069,700
FNMA POOL 745852	Federal Agency Obligation	0.99% 01 Dec 2033	264,050	272,951
FNMA POOL 758938	Federal Agency Obligation	5.5% 01 Jan 2034	220,441	220,604
FNMA POOL 763984	Federal Agency Obligation	5.5% 01 Dec 2033	650,285	650,485
FNMA POOL 776974	Federal Agency Obligation	5.5% 01 Apr 2034	406,355	406,377
FNMA POOL 829028	Federal Agency Obligation	4.5% 01 Jul 2020	704,601	692,809
FNMA POOL 835760	Federal Agency Obligation	4.5% 01 Sep 2035	167,358	158,483
FNMA POOL 865213	Federal Agency Obligation	7% 01 Nov 2029	248,955	262,550
FNMA POOL 881959	Federal Agency Obligation	1% 01 Feb 2036	730,827	740,273
FNMA POOL 888100	Federal Agency Obligation	5.5% 01 Sep 2036	438,793	438,844
FNMA POOL 888211	Federal Agency Obligation	0.99% 01 Feb 2037	464,872	487,175
FNMA POOL 888594	Federal Agency Obligation	6% 01 Aug 2022	1,000,000	1,023,981
FNMA POOL 897144	Federal Agency Obligation	6% 01 Sep 2036	440,483	447,395
FNMA POOL 901506	Federal Agency Obligation	1% 01 Nov 2036	493,505	499,848
FNMA POOL 902307	Federal Agency Obligation	6% 01 Nov 2036	925,864	940,394
FNMA POOL 905121	Federal Agency Obligation	6% 01 Dec 2036	361,534	367,207
FNMA POOL 908736	Federal Agency Obligation	6% 01 Feb 2037	960,762	975,840
FNMA POOL 937666	Federal Agency Obligation	6% 01 Jun 2037	637,185	647,098
GNMA I TBA JAN 30 SINGLE FAM	Federal Agency Obligation	6% 01 Dec 2099	600,000	614,250
GNMA I TBA JAN 30 SINGLE FAM	Federal Agency Obligation	5.5% 01 Dec 2099	300,000	302,156
GNMA II POOL 003151	Federal Agency Obligation	7% 20 Oct 2031	81,182	85,803
GNMA II POOL 003229	Federal Agency Obligation	7% 20 Apr 2032	34,370	36,326
GNMA II POOL 003240	Federal Agency Obligation	7% 20 May 2032	31,715	33,521
GNMA II POOL 003624	Federal Agency Obligation	5.5% 20 Oct 2034	747,844	749,558
GNMA II POOL 003637	Federal Agency Obligation	5.5% 20 Nov 2034	952,836	955,019
GNMA II POOL 003774	Federal Agency Obligation	5.5% 20 Oct 2035	517,654	518,847
GNMA POOL 592128	Federal Agency Obligation	7% 15 Nov 2032	9,760	10,346
GNMA POOL 596796	Federal Agency Obligation	7% 15 Dec 2032	26,190	27,763
GNMA POOL 657162	Federal Agency Obligation	6% 15 Jul 2037	349,240	357,602
GNMA POOL 671023	Federal Agency Obligation	6% 15 Aug 2037	118,898	121,744
TENNESSEE VALLEY AUTH	Federal Agency Obligation	5.375% 01 Apr 2056	235,000	249,989
AFRICAN DEV BK	Foreign Corporate Debt Obligation	6.875% 15 Oct 2015	310,000	349,311
ASTRAZENECA PLC	Foreign Corporate Debt Obligation	5.4% 15 Sep 2012	1,240,000	1,281,972
CANADIAN PAC RY CO NEW	Foreign Corporate Debt Obligation	5.95% 15 May 2037	125,000	112,692
DBS BK LTD	Foreign Corporate Debt Obligation	1% 16 May 2017	285,000	283,728
DEUTSCHE BANK AG	Foreign Corporate Debt Obligation	5.375% 12 Oct 2012	985,000	1,009,288
DEUTSCHE MTG + ASSET RECEVING	Foreign Corporate Debt Obligation	6.861% 15 Mar 2008	224,375	223,919
DIAGEO CAP PLC	Foreign Corporate Debt Obligation	5.2% 30 Jan 2013	100,000	100,457
DIAGEO CAP PLC	Foreign Corporate Debt Obligation	5.875% 30 Sep 2036	640,000	601,999
DIAGEO FIN BV	Foreign Corporate Debt Obligation	5.5% 01 Apr 2013	405,000	410,892
DU PONT E I DE NEMOURS + CO	Foreign Corporate Debt Obligation	5% 15 Jan 2013	185,000	186,167
EKSPORTFINANS AS A	Foreign Corporate Debt Obligation	5.125% 26 Oct 2011	70,000	72,556
ENCANA CORP	Foreign Corporate Debt Obligation	6.5% 01 Feb 2038	770,000	795,699
ESTEE LAUDER COS INC	Foreign Corporate Debt Obligation	5.55% 15 May 2017	145,000	145,725
LANDESKREDITBANK BADEN	Foreign Corporate Debt Obligation	4.875% 13 Jan 2012	265,000	273,748
SABMILLER PLC	Foreign Corporate Debt Obligation	6.2% 01 Jul 2011	55,000	57,539
SIEMENS FINANCIERINGSMAATSCHAP	Foreign Corporate Debt Obligation	6.125% 17 Aug 2026	660,000	653,659
TELECOM ITALIA CAP	Foreign Corporate Debt Obligation	4.95% 30 Sep 2014	155,000	149,278
VALE OVERSEAS LTD	Foreign Corporate Debt Obligation	6.25% 23 Jan 2017	115,000	115,357
VODAFONE GROUP	Foreign Corporate Debt Obligation	6.15% 27 Feb 2037	80,000	79,010
CHILE REP	Foreign Government Obligation	5.5% 15 Jan 2013	250,000	260,780
FINANCEMENT QUE	Foreign Government Obligation	5% 25 Oct 2012	225,000	231,280
NOVA SCOTIA PROV CDA	Foreign Government Obligation	5.125% 26 Jan 2017	135,000	140,667
UNITED MEXICAN STATES	Foreign Government Obligation	6.375% 16 Jan 2013	335,000	356,273

Name of Issue, Borrower, Lessor or Similar Party	Description of Investment		Shares or Units	Fair Value
UBS AG	Guaranteed Investment Contract		97,700,856	98,530,092
PACIFIC LIFE INS	Guaranteed Investment Contract		113,341,375	113,982,063
JPMORGAN CHASE	Guaranteed Investment Contract		132,200,626	134,650,388
BANK OF AMERICA	Guaranteed Investment Contract		132,233,196	134,685,802
* STATE STREET BANK + TRUST	Guaranteed Investment Contract		97,635,618	98,461,905
MONUMENTAL LIFE	Guaranteed Investment Contract		157,893,754	159,404,536
* PARTICIPANTS LOANS	Loans with interest rates (ranging from 5% to 10.5%)		84,756,408	84,633,902
PIMCO TOTAL RETURN FD	Mutual Fund		11,511,446	123,057,361
BGI EQUITY INDEX FD	Pooled Common Stock		44,473,926	973,089,499
CAPITAL GUARDIAN INTERNATIONAL	Pooled International Common Stock		4,848,935	89,850,764
*MELLON TRUST	Pooled Temporary Investment		19,086	19,086
*STATE STREET BANK + TRUST CO	Pooled Temporary Investment		90,142,802	90,142,802
UNITED STATES TREAS BDS	US Treasury Obligation	7.875% 15 Feb 2021	925,000	1,244,125
UNITED STATES TREAS BDS	US Treasury Obligation	6.375% 15 Aug 2027	490,000	608,174
UNITED STATES TREAS BDS	US Treasury Obligation	5.5% 15 Aug 2028	495,000	560,510
UNITED STATES TREAS BDS	US Treasury Obligation	7.25% 15 Aug 2022	2,210,000	2,869,548
UNITED STATES TREAS BDS	US Treasury Obligation	6.75% 15 Aug 2026	350,000	448,000
UNITED STATES TREAS BDS	US Treasury Obligation	5% 15 May 2037	1,230,000	1,340,604
UNITED STATES TREAS BDS	US Treasury Obligation	4.75% 15 Feb 2037	50,000	52,328
UNITED STATES TREAS NTS	US Treasury Obligation	4.25% 15 Nov 2013	230,000	238,463
UNITED STATES TREAS NTS	US Treasury Obligation	4.75% 15 May 2014	610,000	648,649
UNITED STATES TREAS NTS	US Treasury Obligation	4.875% 30 Jun 2009	185,000	189,741
UNITED STATES TREAS NTS	US Treasury Obligation	24% 30 Sep 2009	6,275,000	6,375,011
UNITED STATES TREAS NTS	US Treasury Obligation	3.625% 31 Oct 2009	2,150,000	2,171,165
UNITED STATES TREAS NTS	US Treasury Obligation	2% 15 Nov 2017	2,685,000	2,731,778
UNITED STATES TREAS NTS	US Treasury Obligation	3.375% 30 Nov 2012	2,725,000	2,715,847
UNITED STATES TREAS NTS	US Treasury Obligation	4.5% 15 May 2010	325,000	335,842
US TREASURY BDS	US Treasury Obligation	8.125% 15 Aug 2019	1,495,000	2,015,214
US TREASURY BDS	US Treasury Obligation	6.25% 15 Aug 2023	615,000	736,319
Self-Directed Personal Choice Retirement Account:
GOVERNMENT SECURITIES	U. S. Government Obligations			565,578
OTHER MARKETABLE SECURITIES	Various			207,870,127

Total Investments not including the Plan’s Investment in the Master Trust				$3,126,153,038

*	Represents a party-in-interest

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Qwest Savings & Investment Plan

June 25, 2008	/s/ Patrick J. Halbach
Date	Patrick J. Halbach
Authorized Representative